SEC File Number:	000-33283
CUSIP Number:	00762W107

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2016

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
____________________________________________________________________________________________

PART I
REGISTRANT INFORMATION

The Advisory Board Company
Full Name of Registrant

N/A
Former Name if Applicable

2445 M Street, N.W.
Address of Principal Executive Office (Street and Number)

Washington, D.C. 20037
City, State and Zip Code

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Advisory Board Company (the “Company”) could not file its Annual Report on Form 10-K for the period ended December 31, 2016 without unreasonable effort or expense by the due date of March 1, 2017. The Company requires additional time to finalize the Company’s audited consolidated financial statements to complete the year-end audit and documentation related to its annual goodwill impairment test, income taxes and the evaluation of its internal control remediation.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Michael T. Kirshbaum	202	266-5600
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☑ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑ Yes ☐ No

The information in Part III of this form is incorporated in this Part IV by reference. The Company previously announced preliminary financial results for the calendar year 2016 and the corresponding prior-year period in a news release furnished as Exhibit 99.1 to its Current Report on Form 8-K filed with the SEC on March 1, 2017. These preliminary results for calendar year 2016 reflected revenue of $803.4 million, net income of $92.5 million, and earnings per diluted share of $2.26. For the calendar year 2015, the Company announced revenue of $768.3 million, net loss of $119.0 million, and net loss per diluted share of $2.84. Pending finalization of the accounting matters referred to in Part III of this form, the Company is unable to estimate the changes, if any, such accounting matters might require to such previously-announced net income or earnings per diluted share for the calendar year 2016.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

___________________________________________________________________________________________

The Advisory Board Company
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	March 1, 2017	By:	/s/ Michael T. Kirshbaum

Michael T. Kirshbaum
Chief Financial Officer and Treasurer